# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Biopharma, Inc., CIK 0001253689
CUSIP: G2545C104
Title of class of securities: Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: 300 Fifth Avenue, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 12/04/2025
Amends the filing with accession number 0001104659-25-061806
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,643,482; sole dispositive power 0; shared dispositive power 5,643,482; aggregate amount beneficially owned 5,643,482 (18.53% of the class)
  Comment: The securities include (a) 2,747,866 ordinary shares, $0.001 par value per share (the "Ordinary Shares"), 2,890,000 Ordinary Shares issuable upon conversion of 2,890 shares of Series A non-voting convertible preferred shares, par value $0.001 per share (the "Series A Preferred Shares"), and 5,616 Ordinary Shares issuable upon exercise of Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) directly held by Fairmount Healthcare Fund II L.P. ("Fund II") and exclude (b) 1,762,524 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants in excess of the beneficial ownership limitation. At such time as Fairmount Funds Management LLC ("Fairmount") and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 30,452,383 Ordinary Shares outstanding as of December 8, 2025, consisting of (i) 13,892,516 Ordinary outstanding as of November 3, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 13,664,251 Ordinary Shares issued in the Company's private placement on December 4, 2025 (iii) the 5,616 Ordinary Shares underlying the Pre-Funded Warrants owned by the Reporting Persons, and (iv) the 2,890,000 Ordinary Shares underlying the 2,890 shares of Series A Preferred Shares owned by the Reporting Persons, subject to the respective beneficial ownership limitations in the case of (iii) and (iv).
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,643,482; sole dispositive power 0; shared dispositive power 5,643,482; aggregate amount beneficially owned 5,643,482 (18.53% of the class)
  Comment: The securities include (a) 2,747,866 Ordinary Shares, 2,890,000 Ordinary Shares issuable upon conversion of 2,890 Series A Preferred Shares, and 5,616 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by the Reporting Person and exclude (b) 1,762,524 Ordinary Shares issuable upon exercise of Pre-Funded Warrants. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants in excess of the beneficial ownership limitation. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 30,452,383 Ordinary Shares outstanding as of December 8, 2025, consisting of (i) 13,892,516 Ordinary Shares outstanding as of November 3, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 13,664,251 Ordinary Shares issued in the Company's private placement on December 4, 2025 (iii) the 5,616 Ordinary Shares underlying the Pre-Funded Warrants owned by the Reporting Persons, and (iv) the 2,890,000 Ordinary Shares underlying the 2,890 shares of Series A Preferred Shares owned by the Reporting Persons, subject to the respective beneficial ownership limitations in the case of (iii) and (iv).
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,643,482; sole dispositive power 0; shared dispositive power 5,643,482; aggregate amount beneficially owned 5,643,482 (18.53% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,643,482; sole dispositive power 0; shared dispositive power 5,643,482; aggregate amount beneficially owned 5,643,482 (18.53% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.001 par value
Name of issuer: Crescent Biopharma, Inc.
Address of issuer's principal executive offices: 300 Fifth Avenue, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 23, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Ordinary Shares of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 5,643,482 Ordinary Shares of the Company, which is comprised of (a) 2,747,866 Ordinary Shares, (b) Pre-Funded Warrants to purchase up to 5,616 Ordinary Shares, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares (and excluding 1,762,524 Ordinary Shares issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation), and (c) 2,890,000 Ordinary Shares issuable upon conversion of 2,890 Series A Preferred Shares, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Ordinary Shares.

On December 4, 2025, Fund II purchased a total of (i) 1,360,000 Ordinary Shares and (ii) Pre-Funded Warrants to purchase up to 131,434 Ordinary Shares through a private placement with the Company for an aggregate purchase price of $19,999,998.51. The securities were purchased with working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Subscription Agreement

On December 4, 2025, the Company entered into a securities purchase agreement (the "Subscription Agreement") for a private investment in public equity ("PIPE") with certain institutional and accredited investors, including Fund II. The PIPE closed on December 8, 2025. Pursuant to the terms of the Subscription Agreement, Fund II purchased a total of 1,360,000 Ordinary Shares at a purchase price of $13.41 per share and Pre-Funded Warrants to purchase 131,434 Ordinary Shares at a purchase price of $13.409 per Pre-Funded Warrant, which represents the per share purchase price of the Ordinary Shares less the $0.001 per share exercise price for each Pre-Funded Warrant.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is filed as Exhibit 99.2 hereto.

Pre-Funded Warrants

The Pre-Funded Warrants purchased by Fund II in the PIPE will be exercisable at any time after the date of issuance. A holder of Pre-Funded Warrants may not exercise the warrant if the holder, together with its affiliates, would beneficially own more than 9.99%, as applicable, of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. A holder of Pre-Funded Warrants may increase or decrease this percentage to a percentage not in excess of 19.99% by providing notice to the Company. Any increase in the percentage will not be effective until the 61st day after such notice is delivered.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the form of Pre-Funded Warrant, which is filed as Exhibit 99.3 hereto.

Registration Rights Agreement

In connection with the PIPE, the Company and investors participating in the PIPE, including Fund II, entered into a registration rights agreement (the "Registration Rights Agreement"), which provides that the Company will register the resale of the Ordinary Shares and Pre-Funded Warrants sold in the PIPE. The Company is required to prepare and file an initial registration statement with the Securities and Exchange Commission no later than 30 days following the closing of the PIPE and to use its reasonable best efforts to have the initial registration statement and any amendment declared effective within 60 days thereafter, subject to certain exceptions. The Registration Rights Agreement also provides that the Company is required to indemnify the investors participating in the PIPE, their officers, directors, agents, partners, members, managers, stockholders, affiliates, investment advisers and employees under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company's obligations under the Registration Rights Agreement.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.4 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 1 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 1 is incorporated by reference herein.

The Reporting Persons' securities include (a) 2,747,866 Ordinary Shares, 2,890,000 Ordinary Shares issuable upon conversion of 2,890 shares of Series A Preferred Shares, and 5,616 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II and exclude (b) 1,762,524 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants in excess of the beneficial ownership limitation. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
Transactions in the class effected during the past sixty days: On December 4, 2025, Fund II purchased a total of (i) 1,360,000 Ordinary Shares at a price of $13.41 per share and (ii) Pre-Funded Warrants to purchase 131,434 Ordinary Shares at a purchase price of $13.409 per Pre-Funded Warrant, which represents the per share purchase price of the Ordinary Shares less the $0.001 per share exercise price for each Pre-Funded Warrant, in the PIPE for an aggregate purchase price of $19,999,998.51.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager to Fund II and has voting and dispositive power over Ordinary Shares held on behalf of Fund II.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2 Form of Securities Purchase Agreement, dated December 4, 2025, by and between Crescent Biopharma, Inc. and each purchaser thereto (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on December 4, 2025)

99.3 Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on December 4, 2025)

99.4 Form of Registration Rights Agreement, dated December 4, 2025, by and between Crescent Biopharma, Inc. and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on December 4, 2025).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (12/08/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (12/08/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (12/08/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (12/08/2025)
- Peter Evan Harwin: /s/ Peter Evan Harwin, Peter Evan Harwin (12/08/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (12/08/2025)